FOODARAMA SUPERMARKETS, INC.
                               Building 6, Suite 1
                                922 Highway 33
                          Freehold, New Jersey 07728

                                September 4, 2003



VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attn:  Filing Desk



Re: Foodarama Supermarkets, Inc. Application for Withdrawal on Form RW pursuant to Rule 477 of the Securities Act of 1933, as amended, of Post-Effective Amendment No. 1 to Registration Statement on Form S-8 ------------------------------------------------------(File No. 333-96551)



Ladies and Gentlemen:

On July 16, 2002, Foodarama Supermarkets, Inc. a New Jersey corporation (the "Company"), filed Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (File No. 333-96551) (together with exhibits, the "Post-Effective Amendment") with the Securities and Exchange Commission (the "Commission"). The Post-Effective Amendment, filed for the purpose of amending Registration Statement on Form S-8 (File No. 33-65328), relates to 65,000 additional shares of the Company's Common Stock, $1.00 par value per share ("Additional Shares"), which were made available for issuance under the Foodarama Supermarkets, Inc. 2001 Stock Incentive Plan (the "Plan").

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby applies for the withdrawal of the Post-Effective Amendment and requests that the Commission consent thereto, consistent with the public interest and protection of investors, as contemplated by paragraph (a) of said Rule 477. This application is made because, upon inquiry, the Commission has advised that the Company may register the Additional Shares only by filing a new registration statement, and not by post-effective amendment. No options have been granted under the Plan with regard to the Additional Shares. A new registration statement is being filed contemporaneously herewith for the purpose of registering the Additional Shares.

If you have any questions regarding this application, please contact John A Aiello, of the law firm of Giordano, Halleran & Ciesla, P.C., at (732) 741-3900.

Sincerely,

FOODARAMA SUPERMARKETS, INC.


By:    /s/ Michael Shapiro
   -----------------------
   Michael Shapiro
   Senior Vice President and
   Chief Financial Officer